SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 2)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ___________

                            W.P. Stewart & Co., Ltd.
                            ------------------------
                       (Name of Subject Company (Issuer))

        Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, Arrow Opportunities I, Ltd., Arrow Advisors LLC,
          Arrow Offshore Advisors, LLC, Arrow Capital Management LLC,
                    Alexandre von Furstenberg and Mal Serure
                      (Names of Filing Persons) (Offerors)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                      (CUSIP Number of Class of Securities)
                      -------------------------------------

                                   ___________

    Mal Serure                              David J. Heymann
    c/o Arrow Advisors LLC                  Post Heymann & Koffler LLP
    499 Park Avenue                         Two Jericho Plaza, Wing A, Suite 211
    New York, New York 10022                Jericho, New York 11753
    Tel:  212-243-7338                      Tel:  516-681-3636
    Fax:  212-243-2195                      Fax:  516-433-2777

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

         Transaction valuation*                      Amount of Filing Fee

         $31,843,200                                 $1,252

* For purposes of the filing fee only assumes the purchase of 19,902,000 shares at a purchase price of $1.60 per share in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $1,252
            Form or Registration No.: SC TO-T
            Filing Party: Arrow Partners LP
            Date Filed: May 28, 2008

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

                                  TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Island exempted company, Arrow Advisors LLC, a Delaware limited liability company, Arrow Offshore Advisors, LLC, a Delaware limited liability company, Arrow Capital Management LLC, a Delaware limited liability company, Alexandre von Furstenberg and Mal Serure, as amended by Amendment No. 1 filed with the SEC on June 27, 2008 (the "Schedule TO"), to purchase up to 19,902,000 common shares (the "Shares") in W.P. Stewart & Co., Ltd. (the "Company"), as set forth in the Schedule TO. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Schedule TO.

      The purpose of this Amendment No. 2 is to (i) provide for an extension to the expiration date of the Offer to 5:00 p.m. eastern time on Monday, July 28, 2008, (ii) add each of Arrow Opportunities I, LLC, a Delaware limited liability company ("AOLLC"), and Arrow Opportunities I, Ltd, a Cayman Island exempted company ("AOLTD"), as a purchaser and (iii) describe certain amendments to the Investment Agreement and Registration Rights Agreement.

      In this regard, Items 1-11 of the Schedule TO are hereby amended by adding the following information:

      All references to the term "expiration date" shall be deemed a reference to July 28, 2008.

      Arrow Opportunities I, LLC, a Delaware limited liability company and Arrow Opportunities I, Ltd., a Cayman Island exempted company, are hereby added as purchasers and thus included in the term "Arrow". The managing member of AOLLC and a co-investment advisor of AOLTD is Arrow Capital Management LLC. The other co-investment advisor of AOLTD is Arrow Offshore Advisors, LLC.

      The principal office of AOLLC is located at 499 Park Avenue, New York, New York 10022 and its telephone number is (212) 243-7338. The principal office of AOLTD is located at c/o Meridian Fund Services Limited, 73 Front Street, Hamilton HM 12, Bermuda and its telephone number is 345-949-9876.

      Neither AOLLC or AOLTD nor any of their affiliates own any shares of the Company.

      Except as otherwise set forth in the Schedule TO, (i) neither Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., AOLLC, AOLTD, the Arrow Advisors, Mr. Serure, Mr. von Furstenberg or any affiliate, associate or majority-owned subsidiary thereof beneficially owns or has a right to acquire any shares of the Company, (ii) none of Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., AOLLC, AOLTD, the Arrow Advisors, Mr. Serure, Mr. von Furstenberg, or any affiliate thereof has effected any transaction in the shares of the Company within the past 60 days, (iii) none of Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., AOLLC, AOLTD, the Arrow Advisors, Mr. Serure, Mr. von Furstenberg, or any affiliate thereof has any contract, arrangement,


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

understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., AOLLC, AOLTD, the Arrow Advisors, Mr. Serure, Mr. von Furstenberg, or any affiliate thereof, on the one hand, and the Company or its officers, directors or affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., AOLLC, AOLTD, the Arrow Advisors, Mr. Serure, Mr. von Furstenberg, or any affiliate thereof, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) neither Mr. Serure nor Mr. von Furstenberg has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) neither Mr. Serure nor Mr. von Furstenberg has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      In addition, as a result of the extension and the addition of AOLLC and AOLTD as purchasers, AOLLC and AOLTD agreed to join in and become a party to the Investment Agreement. In order to effect the foregoing, the Investment Agreement was amended as follows: (a) AOLLC and AOLTD were added as Purchasers under the Investment Agreement; (b) the Purchasers are prohibited from extending the Offer beyond July 28, 2008 except to provide for "subsequent offering periods," as such term is defined in, and in accordance with, Rule 14d-11 under the Securities Exchange Act of 1934; and (c) the closing of the direct purchase of shares from the Company shall occur on the third business day following the later of (i) the expiration date of the Offer or (ii) if Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period. The foregoing description is qualified in its entirety by reference to Amendment No. 1 to the Investment Agreement, which is attached hereto as Exhibit (d)(6) and incorporated herein by this reference.

      Further, AOLLC and AOLTD agreed to join in and become party to the Registration Rights Agreement. In this regard, the parties entered into a Joinder Agreement which is attached hereto as Exhibit (d)(7) and incorporated herein by reference.

      On June 30, 2008, Messrs. Serure and von Furstenberg approached William P. Stewart and proposed that the agreements between Arrow and the Company be amended to add one or more newly formed Arrow funds as purchasers in order to facilitate the investment in the Company by Arrow's investors. Messrs. Serure and von Furstenberg indicated that the formation of the funds would require an extension of the Offer to allow time to form and organize the new entity or entities. On July 2, 2008 draft documents to effectuate these changes and various other technical amendments, including an amendment limiting Arrow's right to make later extensions of the Offer, were circulated to Arrow and the Company. On July 2, 2008, Messrs. von Furstenberg and Serure attended, by telephone, a portion of a meeting of the Company's Special Committee to discuss the proposed amendments. On July 7, 2008, Company and Arrow issued a joint press release announcing these changes and an extension of the tender offer to 5:00 p.m. on July 28, 2008. The press release has been filed as Exhibit (a)(9) hereto.

      Item 12 Exhibits is amended by adding the following Exhibits.

Item 12. Exhibits

         (a)(9) Text of joint press release issued by the Company and the Purchaser, dated July 7, 2008

         (d)(6) Joinder and Amendment No. 1 to Investment Agreement, dated July 7, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd.

         (d)(7) Joinder Agreement, dated July 7, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARROW MASTERS LP


                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW PARTNERS LP

                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member




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

                                             ARROW OFFSHORE, LTD.

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW OPPORTUNITIES I,  LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OPPORTUNITIES I, LTD

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OFFSHORE ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW CAPITAL MANAGMENT LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             /s/ Mal Serure
                                             -----------------------------------
                                             Mal Serure


                                             /s/ Alexandre von Furstenberg
                                             -----------------------------------
                                             Alexandre von Furstenberg

Dated:  July 7, 2008


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